Exhibit 99.1

KINGOLD JEWELRY REPORTS FINANCIAL RESULTS

FOR THE FIRST QUARTER ENDED MARCH 31, 2016

Company to Hold Conference Call with Accompanying Slide Presentation on May 16, 2016, at 5:30 p.m. ET,

Anticipates Finishing Construction of Kingold Jewelry Cultural Industry Park by End of May 2016

WUHAN CITY, China, May 16, 2016 - Kingold Jewelry, Inc. ("Kingold" or "the Company") (NASDAQ: KGJI), one of China's leading manufacturers and designers of high quality 24-karat gold jewelry, ornaments and investment-oriented products, today announced its financial results the first quarter ended March 31, 2016, highlighted by considerable increases in net sales and net income.

2016 First Quarter Financial Highlights (all results are compared to prior year period)

•	Net sales were $282.2 million, an increase of 37% from $206.2 million
•	Processed 14.8 metric tons of 24-karat gold products during the period, an increase of 20.1% from 12.3 metric tons
•	Net income was $15.2 million, or $0.23 per diluted share, an increase of 131% from $6.6 million, or $0.10 per diluted share
•	Book value per diluted share was $4.29 at December 31, 2016, compared to $4.03 at December 31, 2015

Outlook for 2016

•	Company reiterates guidance of between 50 and 60 metric tons of 24-karat gold processed in 2016.

Mr. Zhihong Jia, Chairman and CEO of the Company, commented, “We were pleased to deliver solid financial and operating results for the first quarter of 2016 as we continued to improve our manufacturing capacity and distribution network. During the first quarter, our management team made adjustments on our sales go-to-market strategy and successfully achieved double-digit growth in our sales and gold processed volume.”

2016 FIRST QUARTER OPERATIONAL REVIEW

•	In the first quarter of 2016, Kingold sold approximately 14.8 metric tons of 24-karat gold products, an increase of 20.1% over the 12.3 metric tons sold in the first quarter of 2015.

Metric Tons of Gold Sales
	Three Months Ended:
	March 31, 2016		March 31, 2015
	Volume	% of Total	Volume	% of Total
Branded*	8.2	55.1%	5.6	45.5%
Customized**	6.6	44.9%	6.7	54.5%
Total	14.8	100%	12.3	100%

*	Branded Production:	The Company acquires gold from the Shanghai Gold Exchange to produce branded products.
**	Customized Production:	Clients who purchase customized products supply gold to the Company for processing.

Kingold Jewelry, Inc.	Page 2
May 16, 2016

•	For the three months ended March 31, 2016, the Company sold a total of 14.8 metric tons of gold, of which branded production was 8.2 metric tons, representing 55.1% of total gold sold, and customized production was 6.6 metric tons, representing 44.9% of total gold sold, in the first quarter of 2016. In the first quarter of 2015, the Company sold a total of 12.3 metric tons, of which branded production was 5.6 metric tons, or 45.5% of total gold sold, and customized production was 6.7 metric tons, or 54.5% of total gold sold.

UPDATE ON Kingold Jewelry cultural industry Park

Kingold also announced today that it anticipates finishing construction of the Kingold Jewelry Cultural Industry Park by the end of May 2016.

Previously, the Company signed several supplemental agreements with the construction company Wuhan Wansheng which Wuhan Wansheng agreed to complete the construction and deliver the completed real estate property to us in April 2016. However, due to the cold weather condition in January and February 2016 and the construction worker leave during the Chinese Spring Festival holiday season, the final construction work of the Jewelry Park resumed in the middle of February 2016 and the landscaping, building decoration and road construction did not fully complete as of March 31, 2016. Due to the construction work delay, the inspection application with local government was also delayed until mid-April 2016 when the construction work was fully completed. Therefore, in April 2016, both parties signed an additional supplemental agreement to extend the final property delivery time to May 30, 2016 when the certificate of occupancy is expected to be obtained from local government.

Chairman Jia continued, “We are very excited about the anticipated completion of the Jewelry Park at the end of this month. We look forward to the Jewelry Park becoming a bridge between upstream and downstream companies within the jewelry industry. We expect increased sales upon the opening of the Jewelry Park, as well as a greater level of collaboration and exchanging of ideas amongst our jewelry industry tenants, which will increase Kingold’s brand awareness and expansion and diversification of our customer base.”

CONSOLIDATED FINANCIAL AND OPERATING REVIEW

Net Sales

Net sales for the three months ended March 31, 2016 increased 37% to $282.2 million from $206.2 million for the same period in 2015, primarily due to an increase in sales volume.

The average unit selling price for the Company’s customized production decreased from RMB7.05 per gram in the three months ended March 31, 2015 to RMB4.25 per gram in three months ended March 31, 2016. This decrease was primarily a result of Kingold’s sales strategy to encourage customers to purchase more customized production of its gold products during the holiday season. This resulted in an approximately $3.07 million decrease in customized production revenue, which was partially offset by an increase in branded production revenue.

Gross Profit

Gross profit for the three months ended March 31, 2016 increased 165% to $28.5 million from $10.8 million for the same period in 2015.

Kingold Jewelry, Inc.	Page 3
May 16, 2016

Gross Margin

The Company’s gross margin was 10.1% for the three months ended March 31, 2016, compared to 5.2% in the prior year period. The substantial increase was due to the decreased unit cost and the increased unit price of branded production sales.

Net Income

Net income for the three months ended March 31, 2016 was $15.2 million, or $0.23 per diluted share based on 66.0 million weighted average diluted shares outstanding, increased 131% from net income of $6.6 million, or $0.10 per diluted share based on 66.0 million weighted average diluted shares outstanding in the prior-year period.

Balance Sheet and Cash Flow

(in millions except for percentages)	3/31/2016	12/31/2015	% Changed

Cash	$13.3	3.1	335.0%
Inventories (gold)	$503.9	298.3	68.9%
Working Capital	$490.4	174.9	180.4%
Stockholders’ Equity	$282.9	265.6	6.5%
Book Value Per Share (in $)	$4.29	4.03	6.5%

Net cash used in operating activities was $214.1 million for the three months ended March 31, 2016, compared with net cash provided by operating activities of $9.4 million for the same period in 2015. The significant increase in net cash used in operating activities was mainly due to $201 million in inventory purchases in anticipation of increased production/sales demand following the completion of the Jewelry Park, with sales expected to increase beginning the second quarter of 2016. In addition, due to Kingold’s bank borrowings during the quarter ended March 31, 2016, the Company was required to pledge a significant amount of gold as collateral to the banks, further increasing the Company’s inventory purchases and stockpile.

Kingold’s net cash from operating activities can fluctuate significantly due to changes in inventories (principally gold). Other factors that may vary significantly include the Company’s purchases of gold and income taxes. The Company expects that the net cash it generates from operating activities will continue to fluctuate as the Company’s inventories, receivables, accounts payables, and the other factors described above change with increased production and the purchase of larger quantities of raw materials (principally gold).

OUTLOOK FOR 2016

Based on its existing resources and capacity, the Company reiterates its expectation that gold processed will be between 50 metric tons and 60 metric tons during 2016.

Conference Call Details

Kingold also announced that it will discuss these financial results in a conference call on May 16, 2016, at 5:30 p.m. ET.

The dial-in numbers are:

Live Participant Dial In (Toll Free):	877-407-9038
Live Participant Dial In (International):	201-493-6742

Kingold Jewelry, Inc.	Page 4
May 16, 2016

The conference call will also be webcast live. To listen to the call, please go to the Investor Relations section of Kingold's website at www.kingoldjewelry.com, or click on the following link:  http://kingoldjewelry.equisolvewebcast.com/q1-2016. The Company will also have an accompanying slide presentation available in PDF format on its homepage prior to the conference call.

About Kingold Jewelry, Inc.

Kingold Jewelry, Inc. (NASDAQ: KGJI), centrally located in Wuhan City, one of China's largest cities, was founded in 2002 and today is one of China's leading designers and manufacturers of 24-karat gold jewelry, ornaments, and investment-oriented products. The Company sells both directly to retailers as well as through major distributors across China. Kingold has received numerous industry awards and has been a member of the Shanghai Gold Exchange since 2003. For more information, please visit www.kingoldjewelry.com.

Business Risks and Forward-Looking Statements

This press release contains forward-looking statements that are subject to the safe harbors created under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by words such as “expects,” “believe,” “project,” “anticipate,” or similar expressions. The forward-looking statements in this release include statements regarding Kingold’s outlook with respect to its 2016 outlook for gold processing, its expectations with respect to completion of construction of the Jewelry Park and planned grand opening, as well as its ability to engage in presales and finance the remaining construction. Readers are cautioned that actual results could differ materially from those expressed in any forward-looking statements. Forward-looking statements are subject to a number of risks, including those contained in Kingold's SEC filings available at www.sec.gov, including Kingold's most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date on which they are made. Kingold undertakes no obligation to update or revise any forward-looking statements for any reason.

Company Contact
Kingold Jewelry, Inc.
Bin Liu, CFO
Phone: +1-847-660-3498 (US) / +86-27-6569-4977 (China)

bl@kingoldjewelry.com

INVESTOR RELATIONS
The Equity Group Inc.
Katherine Yao, Senior Associate
Phone: +86-10-6587-6435
kyao@equityny.com

Kingold Jewelry, Inc.	Page 5
May 16, 2016

KINGOLD JEWELRY, INC

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(IN U.S. DOLLARS)

(UNAUDITED)

	For three months ended March 31,
	2016	2015

NET SALES	$282,188,057	$206,195,220

COST OF SALES
Cost of sales	(253,412,444)	(195,120,956)
Depreciation	(290,682)	(309,001)
Total cost of sales	(253,703,126)	(195,429,957)

GROSS PROFIT	28,484,931	10,765,263

OPERATING EXPENSES
Selling, general and administrative expenses	3,269,365	1,678,366
Stock compensation expenses	11,143	212,783
Depreciation	23,513	25,191
Amortization	2,890	3,075
Total operating expenses	3,306,911	1,919,415

INCOME FROM OPERATIONS	$25,178,020	$8,845,848

OTHER INCOME (EXPENSES)
Interest Income	59,224	17,270
Interest expense	(4,973,353)	(297,537)
Total other expenses, net	(4,914,129)	(280,267)

INCOME FROM OPERATIONS BEFORE TAXES	20,263,891	8,565,581

INCOME TAX PROVISION (BENEFIT)
Current	4,811,004	2,728,902
Deferred	255,674	(744,525)
Total income tax provision	5,066,678	1,984,377

NET INCOME	15,197,213	6,581,204
Less: net loss attribute to the noncontrolling interest	(1,197)	-
NET INCOME ATTRIBUTABLE TO KINGOLD JEWELRY, INC.	$15,198,410	$6,581,204

OTHER COMPREHENSIVE INCOME (LOSS)
Total foreign currency translation gains (loss)	$1,962,694	$1,099,665
Add: foreign currency translation loss attributable to noncontrolling interest	(454)	-
Foreign currency translation gain (loss) attributable to KINGOLD JEWELRY, INC.	1,963,148	1,099,665

COMPREHENSIVE INCOME ATTRIBUTABLE TO:
KINGOLD JEWELRY, INC.	$17,161,558	$7,680,869
Non-controlling interest	(1,651)	-
Total	$17,159,907	$7,680,869

Earnings per share
Basic and diluted	$0.23	$0.10

Weighted average number of shares
Basic and diluted	65,963,502	65,963,502

Kingold Jewelry, Inc.	Page 6
May 16, 2016

KINGOLD JEWELRY, INC

CONDENSED CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

(UNAUDITED)

	March 31, 2016	March 31, 2015

ASSETS

CURRENT ASSETS
Cash	$13,266,877	$3,100,569
Restricted cash	42,599,678	26,649,687
Accounts receivable	887,683	1,624,323
Inventories	503,893,855	298,303,185
Other current assets and prepaid expenses	3,119,680	1,046,032
Value added tax recoverable	44,907,520	15,526,002
Total current assets	608,675,293	346,249,798

PROPERTY AND EQUIPMENT, NET	7,396,378	7,622,509

OTHER ASSETS
Deposit on land use right - Jewelry Park	9,357,810	9,296,763
Construction in progress - Jewelry Park	132,262,641	105,844,259
Other assets	149,690	148,713
Land use right	454,232	454,180
Total long-term assets	149,620,751	123,366,424
TOTAL ASSETS	$758,296,044	$469,616,222

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Short term loans	$49,927,512	$55,455,428
Debts payable, net	-	61,471,962
Construction payables - Jewelry Park	36,437,781	23,876,642
Deposits payable - Jewelry Park	22,327,831	22,182,171
Other payables and accrued expenses	3,995,749	6,355,979
Due to related party	450,025	200,059
Income tax payable	4,878,962	1,119,918
Other taxes payable	262,059	710,104
Total current liabilities	118,279,919	171,372,263

Deferred income tax liability - Non-Current	2,045,934	1,774,993
Long term loans	355,074,542	30,808,571
TOTAL LIABILITIES	475,400,395	203,955,827

COMMITMENTS AND CONTINGENCIES

EQUITY
Preferred stock, $0.001 par value, 500,000 shares authorized, none issued or outstanding as of March 31, 2016 and March 31, 2016	-	-
Common stock $0.001 par value, 100,000,000 shares authorized, 65,963,502 shares issued and outstanding as of March 31, 2016 and March 31, 2016	65,963	65,963
Additional paid-in capital	80,066,064	79,990,717
Retained earnings
Unappropriated	199,762,557	184,564,147
Appropriated	967,543	967,543
Accumulated other comprehensive income (deficit)	1,961,899	(1,249)
TOTAL STOCKHOLDER'S EQUITY	282,824,026	265,587,121
Noncontrolling interest	71,623	73,274
TOTAL EQUITY	282,895,649	265,660,395

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$758,296,044	$469,616,222

Kingold Jewelry, Inc.	Page 7
May 16, 2016

KINGOLD JEWELRY, INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(IN U.S. DOLLARS)

(UNAUDITED)

	For the three months ended March 31,
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$15,197,213	$6,581,204
Adjusted to reconcile net income to cash provided by operating activities:
Depreciation	314,195	334,192
Amortization of intangible assets	2,890	3,075

Amortization of deferred financing costs	144,097	-
Share based compensation for services and warrants expense	75,347	212,783
Inventory valuation allowance	-	2,978,101
Deferred tax provision (benefit)	255,674	(744,525)
Changes in operating assets and liabilities
(Increase) decrease in:
Accounts receivable	736,891	503,537
Inventories	(200,793,983)	(2,360,577)
Other current assets and prepaid expenses	(2,037,978)	(48,362)
Deferred offering costs	-	(488,249)
Value added tax recoverable	(28,871,518)	158,617
Increase (decrease) in:
Other payables and accrued expenses	(2,362,754)	442,050
Customer deposits	-	687,386
Income tax payable	3,252,855	1,749,934
Other taxes payable	151	(652,139)
Net cash provided by (used in) operating activities	(214,086,920)	9,357,027

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(42,449)	(26,586)
Construction in progress-Jewelry Park	(13,101,275)	(5,561,161)
Net cash used in investing activities	(13,143,724)	(5,587,747)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of bank loans – short term	(6,115,740)	-
Proceeds from long term loan	319,547,435	-
Restricted cash	(15,555,150)	(10,839)
Proceeds from related party loan	250,226	-
Proceeds from (repayment of) debt financing instruments-private placement	(61,157,404)	65,099,928
Net cash provided by financing activities	236,969,367	65,089,089

EFFECT OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	427,585	269,714
NET INCREASE IN CASH AND CASH EQUIVALENTS	10,166,308	69,128,083
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	3,100,569	1,331,658
CASH AND CASH EQUIVALENTS, END OF PERIOD	$13,266,877	$70,459,741

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest expense	$3,951,608	$1,332,444
Cash paid for income tax	$1,111,571	$978,968